Mail Stop 0306

May 3, 2005




Mr. James B. Boyd
Chief Financial Officer
ESS Technology, Inc.
48401 Fremont Boulevard
Fremont CA 94538

	RE:	ESS Technology, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 0-26660

Dear Mr. Boyd:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the period ending December 31, 2004

Note 8. Inventory Provision - Page 63

1. Please supplementally tell us more about the events and circumstances that resulted in the inventory impairment charges in
2004.   Describe the nature of the inventory written-down or off.
How were write-downs distributed between raw material, work-in-process and finished goods? How did you determine the amounts and
timing of these write-downs?   Are all items completely written-
off?
If so, when were they discarded or when and how will they be disposed of? For any items retained, what consideration have you given to the fact that subsequent sales of these items could materially impact future gross profit margins? Please advise supplementally.

Note 9. Non-Operating Income, net - Page 64

2. Supplementally advise us why the classification of the $45 million related to the MediaTek settlement outside of operations is appropriate. Generally, the costs incurred in defending the right`s and privileges of one`s intellectual properties, patents, etc. is an ordinary expense of doing business and is presented in operations. Consistent with the expense classification, this type of recovery or award is also presented in operations. Please revise or advise.

Note 15. Commitments and Contingencies - Page 74

3. We note the disclosure that you are currently engaged in certain shareholder class action and derivative lawsuits, which could have a
"material adverse effect on your financial position." Please note that under SFAS 5 you should disclose the nature of any significant accrual, and in some circumstances disclose the amount accrued. Even if there is no accrual for a loss contingency because one or both of the conditions in paragraph 8 of SFAS 5 are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, you should disclose the contingency when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. You should disclose the nature of the contingency and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Also see SAB Topic 5:Y. Please revise or advise.

Form 8-K filed April 27, 2005

4. We note that you present your non-GAAP measures in the form of
a
non-GAAP statement of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP gross profit, non-GAAP SG&A and R&D expenses, non-GAAP net income (loss), non-GAAP income (loss) before provisions for income taxes and non-GAAP net income (loss) per share, which have not been described to investors. In fact, it appears that management does not
use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph
(e)(1)(i)
of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.
* In future filings, to eliminate investor confusion please remove the non-GAAP Statements of Operations and disclose only those non-GAAP measures used by management with the appropriate reconciliations.
* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure.
We may have further comment.



*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 942-2812 or myself if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
942-1931 with any other questions.

							Sincerely,


							Angela J. Crane
							Accounting Branch Chief

??

??

??

??

James B. Boyd
ESS Technology, Inc.
May 3, 2005
Page 4